Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, July 21, 2021	Financial Contact: David Lowe, 612-623-6456 Media Contact: David Ahlers, 612-623-6699 David_M_Ahlers@graco.com

Graco Reports Record Quarterly Sales and Operating Earnings
Double-Digit Sales Growth in All Segments and Regions

MINNEAPOLIS (July 21, 2021) – Graco Inc. (NYSE: GGG) today announced results for the second quarter ended June 25, 2021.

Summary
$ in millions except per share amounts

	Three Months Ended			Six Months Ended
	Jun 25, 2021	Jun 26, 2020	% Change	Jun 25, 2021	Jun 26, 2020	% Change
Net Sales	$507.2	$366.9	38%	$961.3	$740.5	30%
Operating Earnings	133.8	44.8	199%	262.1	134.6	95%
Net Earnings	110.1	28.8	282%	215.8	101.7	112%
Diluted Net Earnings per Common Share	$0.63	$0.17	271%	$1.24	$0.59	110%

Adjusted (non-GAAP): (1)
Operating Earnings, adjusted	$133.8	$79.8	68%	$262.1	$169.6	55%
Net Earnings, adjusted	$108.0	$62.3	73%	$209.6	$127.5	65%
Diluted Net Earnings per Common Share, adjusted	$0.62	$0.37	68%	$1.20	$0.74	62%
(1) Excludes impacts of the prior year impairment and excess tax benefits from stock option exercises. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.
•Net sales for the quarter increased by 38 percent, led by 53 percent growth in the Industrial segment. Favorable currency translation contributed 4 percentage points of sales growth for the quarter.
•Increased production volume, favorable product and channel mix and favorable changes in currency translation rates offset higher product costs and drove the gross profit margin rate for the quarter 2 percentage points higher than last year.
•Expense leverage contributed 2 percentage points of operating margin rate growth for the quarter. Total operating expenses increased 26 percent primarily due to increases in sales and earnings-based expenses.
•2020 results included a non-cash impairment charge that reduced diluted earnings per share for the quarter and year to date by $0.20.

"Sales in the second quarter grew double-digits in every region and reportable segment on an organic, constant currency basis," said Mark Sheahan, Graco’s President and CEO. "Broad-based growth in the Industrial and Process segments combined with the continued strength in the Contractor segment drove record

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quarterly sales and operating earnings. Our manufacturing and purchasing teams have performed well to keep up with robust demand in all segments despite supply chain and logistical challenges."

Consolidated Results

Net sales for the quarter increased 38 percent from the comparable period last year (34 percent at consistent translation rates). Sales increased 33 percent in the Americas (32 percent at consistent translation rates), 60 percent in EMEA (49 percent at consistent translation rates) and 34 percent in Asia Pacific (25 percent at consistent translation rates). Year to date sales increased 30 percent from the comparable period last year (26 percent at consistent translation rates). Sales increased 25 percent in the Americas, 41 percent in EMEA (31 percent at consistent translation rates) and 32 percent in Asia Pacific (24 percent at consistent translation rates). Changes in currency translation rates increased worldwide sales by $12 million for the quarter and $23 million for the year to date.

Gross profit margin rates improved approximately 2 percentage points for the quarter and year to date. Increased production volume, favorable product and channel mix and favorable changes in currency translation rates offset higher product costs.

Total operating expenses increased $27 million (26 percentage points) for the quarter and $37 million (18 percentage points) for the year to date mostly due to increases in sales and earnings-based expenses and product development spending. Changes in currency translation rates increased operating expenses by $3 million (2 percentage points) for the quarter and $5 million (2 percentage points) for the year to date.

Other non-operating expenses were comparable for the quarter and decreased $5 million for the year to date mostly due to favorable market valuation changes on investments held to fund certain retirement benefits liabilities.

The effective income tax rate for the quarter and year to date was 16 percent, down 15 percentage points and 2 percentage points from the comparable periods last year, respectively. The decreases in effective tax rates were primarily due to non-deductible impairment charges in the prior year, partially offset by changes in excess tax benefits for stock option exercises.

Segment Results

Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months			Six Months
	Industrial	Process	Contractor	Industrial	Process	Contractor
Net Sales (in millions)	$204.6	$97.2	$205.4	$389.3	$188.6	$383.4
Percentage change from last year
Sales	53%	25%	32%	33%	15%	35%
Operating earnings	87%	86%	22%	54%	46%	41%
Operating earnings as a percentage of sales
2021	34%	22%	24%	35%	23%	26%
2020	28%	15%	26%	30%	18%	24%

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Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	48%	0%	1%	49%	25%	0%	1%	26%
EMEA	55%	5%	12%	72%	32%	2%	10%	44%
Asia Pacific	35%	0%	8%	43%	27%	0%	8%	35%
Consolidated	46%	1%	6%	53%	28%	0%	5%	33%

Industrial segment sales for the quarter and year to date increased sharply in all regions as end markets strengthened from last year. Operating margin rates increased mostly due to higher production volume and expense leverage.

Components of net sales change by geographic region for the Process segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions and Divestitures	Currency	Total	Volume and Price	Acquisitions and Divestitures	Currency	Total
Americas	30%	(1)%	1%	30%	15%	0%	0%	15%
EMEA	22%	(9)%	6%	19%	8%	(8)%	5%	5%
Asia Pacific	30%	(21)%	8%	17%	34%	(18)%	7%	23%
Consolidated	29%	(7)%	3%	25%	17%	(5)%	3%	15%

The Process segment had organic sales growth in all applications for the quarter and year to date. Higher production volume, the impact of divested operations and expense leverage combined to increase the operating margin rate for the quarter and year to date.

Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	25%	0%	1%	26%	29%	0%	1%	30%
EMEA	52%	0%	13%	65%	45%	0%	12%	57%
Asia Pacific	17%	0%	12%	29%	25%	0%	12%	37%
Consolidated	29%	0%	3%	32%	32%	0%	3%	35%

Contractor segment sales increased by double-digit percentages in all regions for the quarter and year to date as construction markets remain robust. The operating margin rate for the quarter decreased 2 percentage points as increased sales volume and favorable changes in currency translation rates were unable to offset the adverse impacts of higher material costs, increased factory spending and higher sales and earnings-based expenses. Increased sales volume and favorable changes in currency translation rates drove the operating margin rate 1 percentage point higher for the year to date.

Outlook

"We are initiating an outlook for the full-year 2021 of mid-to-high teen sales growth on an organic, constant currency basis, with growth expected in every region and reportable segment," said Sheahan. "Demand levels in the Industrial and Process segments remain strong across major end markets and product categories. Our

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outlook for the Contractor segment remains positive as favorable conditions continue, however comparisons in the second half will be challenging."

2022 Change in Organizational Structure

Effective January 1, 2022, our high performance coatings and foam product offerings within the Applied Fluid Technologies division of the Industrial segment will be realigned and managed under the Contractor segment. High performance coatings and foam equipment consists of two-component proportioning systems to spray foam for insulating building walls, roofs, water heaters, refrigerators, hot tubs and other items, and polyurea coatings applied on storage tanks, pipes, roofs, truck beds, concrete and other items. These product offerings also include equipment that sprays specialty coatings for protection and fireproofing and vapor-abrasive blasting equipment. The change will allow segment leadership to address overlap of markets, products, end users and distributors between the contractor-focused businesses.

Segment operating results will be reported under the new organizational structure in the first quarter of 2022, in connection with the effective date of the realignment. Historic segment information restated to conform to the new organizational structure is available as supplemental financial information on the Company’s website at www.graco.com.

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Financial Results Adjusted for Comparability

Excluding the impact of the prior year impairment and excess tax benefits related to stock option exercises presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP measurements of adjusted operating earnings, earnings before income taxes, income taxes, effective income tax rates, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended		Six Months Ended
	Jun 25, 2021	Jun 26, 2020	Jun 25, 2021	Jun 26, 2020
Operating earnings, as reported	$133.8	$44.8	$262.1	$134.6
Impairment	—	35.0	—	35.0
Operating earnings, adjusted	$133.8	$79.8	$262.1	$169.6

Earnings before income taxes	$131.7	$42.0	$257.5	$124.1
Impairment	—	35.0	—	35.0
Earnings before income taxes, adjusted	$131.7	$77.0	$257.5	$159.1

Income taxes, as reported	$21.6	$13.2	$41.7	$22.5
Impairment tax benefit	—	1.2	—	1.2
Excess tax benefit from option exercises	2.1	0.3	6.2	8.0
Income taxes, adjusted	$23.7	$14.7	$47.9	$31.7

Effective income tax rate
As reported	16.4%	31.4%	16.2%	18.1%
Adjusted	18.0%	19.1%	18.6%	19.9%

Net Earnings, as reported	$110.1	$28.8	$215.8	$101.7
Impairment, net	—	33.8	—	33.8
Excess tax benefit from option exercises	(2.1)	(0.3)	(6.2)	(8.0)
Net Earnings, adjusted	$108.0	$62.3	$209.6	$127.5

Weighted Average Diluted Shares	174.6	170.5	174.2	171.6
Diluted Earnings per Share
As reported	$0.63	$0.17	$1.24	$0.59
Adjusted	$0.62	$0.37	$1.20	$0.74

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those

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expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: the impact of the COVID-19 pandemic on our business; economic conditions in the United States and other major world economies; our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; changes in currency translation rates; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; catastrophic events; changes in laws and regulations; compliance with anti-corruption and trade laws; changes in tax rates or the adoption of new tax legislation; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with litigation, administrative proceedings and regulatory reviews incident to our business; our ability to attract, develop and retain qualified personnel; the possibility of decline in purchases from a few large customers of the Contractor segment, variations in activity in the construction, automotive, mining and oil and natural gas industries, and the impact of declines in interest rates, asset values and investment returns on pension costs and required pension contributions. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2020 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, July 22, 2021, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s second quarter results.

A real-time listen-only webcast of the conference call will be broadcast by Nasdaq. Individuals can access the call and view the slides on the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2 p.m. ET on Thursday, July 22, 2021, by dialing 855-859-2056, Conference ID # 9785074, if calling within the U.S. or Canada. The dial-in number for international participants is 404-537-3406, with the same Conference ID #. The replay by telephone will be available through 2 p.m. ET on Thursday, July 29, 2021.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended		Six Months Ended
	Jun 25, 2021	Jun 26, 2020	Jun 25, 2021	Jun 26, 2020
Net Sales	$507,164	$366,892	$961,293	$740,459
Cost of products sold	243,340	184,363	450,135	359,299
Gross Profit	263,824	182,529	511,158	381,160
Product development	21,406	17,948	40,977	35,029
Selling, marketing and distribution	69,126	48,831	131,354	106,219
General and administrative	39,449	36,015	76,698	70,365
Impairment	—	34,962	—	34,962
Operating Earnings	133,843	44,773	262,129	134,585
Interest expense	2,528	3,258	4,956	5,744
Other expense, net	(434)	(510)	(313)	4,713
Earnings Before Income Taxes	131,749	42,025	257,486	124,128
Income taxes	21,631	13,193	41,681	22,478
Net Earnings	$110,118	$28,832	$215,805	$101,650
Net Earnings per Common Share
Basic	$0.65	$0.17	$1.27	$0.61
Diluted	$0.63	$0.17	$1.24	$0.59
Weighted Average Number of Shares
Basic	169,594	166,663	169,271	167,320
Diluted	174,572	170,549	174,210	171,596

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended		Six Months Ended
	Jun 25, 2021	Jun 26, 2020	Jun 25, 2021	Jun 26, 2020
Net Sales
Industrial	$204,577	$133,287	$389,309	$291,971
Process	97,233	77,759	188,606	163,837
Contractor	205,354	155,846	383,378	284,651
Total	$507,164	$366,892	$961,293	$740,459
Operating Earnings
Industrial	$69,368	$37,001	$134,611	$87,234
Process	21,676	11,672	43,409	29,783
Contractor	49,997	41,109	98,163	69,739
Unallocated corporate (expense)	(7,198)	(10,047)	(14,054)	(17,209)
Impairment	—	(34,962)	—	(34,962)
Total	$133,843	$44,773	$262,129	$134,585